Exhibit 4.1

This is to certify that of is I are the registered shareholders of: No. of Shares Date of Record L__ jType of Share Ordinary 1certificate Number l_ Incorporated in the Cayman Islands H World Group Limited Par Value US$0.00001 %Paid 100.00 The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith. Director Director/Secretary